

March 26, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Form 1 Amendment*

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00pm on 03/26/26

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 03/26/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60607

    26000132

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (312) 786-5600   (312)-786-7138
         (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Laura Dickman   Associate General Counsel   Cboe EDGX Exchange, Inc.   (312) 786-7572
         (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Patrick Sexton
    433 W Van Buren Street
    Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X   Corporation _____ Sole Partnership _____ Partnership
                                            _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ____03/26/26____   Cboe EDGX Exchange, Inc.
          (MM/DD/YY)   (Name of Applicant)
By: _____ : [signature executed at 12:00 pm on 03/26/26   Laura Dickman, Associate General Counsel
       (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 26th day of MARCH, 2026 by _____
                                          (Month)   (Year)   Notary Public)
My Commission expires 8-6-28 County of COOK State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C – Amendment as of March 26, 2026

Summary of changes made to Exhibit C:

- For Cboe Canada Inc., Prashant Bhatia has been appointed as a Director.
- For Cboe Japan Limited, Toru Irokawa has been removed as a Director.
- For Cboe Japan Limited, Toru Irokawa has been removed from the Risk Management Committee.
- For Cboe Japan Limited, Oliver Sung has been removed as a Director.
- For Cboe Japan Limited, Tim Lipscomb has been removed as a Director.
- For Cboe Japan Limited, Emma Quinn has been removed as a Director.
- For Cboe Japan Limited, Kristin Boyd has been appointed as a Director.
- For Cboe Japan Limited, Stephanie Renner has been appointed as a Director.
- For Cboe Japan Limited, Stanley Cheng has been removed from the Risk Management Committee.
- For Cboe Japan Limited, Kaoru Hisaeda has been removed from the Risk Management Committee.
- For Cboe Japan Limited, Kazunori Suganuma has been removed from the Risk Management Committee.
- For Cboe Japan Limited, Ichiro Takasaki has been removed from the Risk Management Committee.
- For Cboe Japan Limited, Chitose Yajima has been removed from the Risk Management Committee.